Morgan Stanley Finance LLC	Free Writing Prospectus relating to Preliminary Terms No. 1,932 Registration Statement Nos. 333-221595; 333-221595-01 Dated May 2, 2019 Filed pursuant to Rule 433

Structured Investments

Callable Buffered Range Accrual Securities due May 31, 2024

All Payments on the Securities Subject to the Barrier Feature Linked to the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, prospectus supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS

Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying index:	S&P 500® Index (the “SPX Index”). For more information about the underlying index, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	May 28, 2019
Original issue date:	May 31, 2019 (3 business days after the pricing date)
Maturity date:	May 31, 2024
Optional early redemption:	Beginning on June 2, 2020, we will have the right to redeem the securities, at our discretion, in whole but not in part, on any monthly redemption date for the redemption payment. If we decide to redeem the securities, we will give you notice at least 3 business days before the redemption date specified in the notice. No further payments will be made on the securities once they have been redeemed.
Redemption payment:	The redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any accrued and unpaid contingent monthly coupon otherwise due with respect to the related coupon payment period.
Redemption dates:	Beginning on June 2, 2020, monthly. See “Coupon Observation Period End-Dates, Contingent Coupon Payment Dates and Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that redemption payment, if payable, will be made on the next succeeding business day and no adjustment will be made to any redemption payment made on that succeeding business day.
Contingent monthly coupon:

Unless the securities are previously redeemed, the contingent monthly coupon payable on the securities will be determined as follows:

At a rate of 5.20% per annum times N/ACT

where:

•     “N” = the total number of index business days in the applicable coupon payment period on which the index closing value is greater than or equal to the barrier level (each such day, an “accrual day”); and

•     “ACT” = the total number of index business days in the applicable coupon payment period.

If, on any index business day, the index closing value is below the barrier level, no coupon will accrue for that day. It is possible that you will receive no contingent coupon on the securities for extended periods of time if the index closing value were to remain below the barrier level.

Payment at maturity:

If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:

•          If the final index value is greater than or equal to the barrier level:

the stated principal amount and any accrued and unpaid contingent monthly coupon with respect to the final coupon payment period

•          If the final index value is less than the barrier level:

(i) $1,000 x (index performance factor + buffer amount) plus (ii) any accrued and unpaid contingent monthly coupon with respect to the final coupon payment period

Buffer amount:	15%
Minimum payment at maturity:	$150 per security
Barrier level:	85% of the initial index value
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $952.50 per security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, prospectus supplement, index supplement and prospectus. Unlike ordinary debt securities, the Callable Buffered Range Accrual Securities due May 31, 2024, All Payments on the Securities Subject to the Barrier Feature Linked to the S&P 500® Index, which we refer to as the securities, do not provide for the regular payment of interest and provide for the minimum return of only 15% of the stated principal amount at maturity. The securities offer the opportunity for investors to earn a contingent monthly coupon, if any, based on the number of index business days in the relevant coupon payment period on which the index closing value of the S&P 500® Index is greater than or equal to 85% of the initial index value, which we refer to as the barrier level. If the index closing value remains below the barrier level for extended periods of time, investors will receive reduced contingent monthly coupon payments or no contingent monthly coupon payments at all. As a result, investors must be willing to accept the risk of not receiving any contingent monthly coupon during the entire 5-year term of the securities. In addition, beginning on June 2, 2020, we will have the right to redeem the securities at our discretion on any monthly redemption date for a redemption payment equal to the sum of the stated principal amount plus any accrued and unpaid contingent monthly coupon otherwise due with respect to the related coupon payment period. An early redemption of the securities will be at our discretion and will not automatically occur based on the performance of the underlying index. At maturity, if the securities have not previously been redeemed and the final index value is greater than or equal to the barrier level, investors will receive the stated principal amount of the securities and any accrued and unpaid contingent monthly coupon with respect to the final coupon payment period. However, if the final index value is less than the barrier level, investors will lose 1% for every 1% decline in the final index value from the initial index value beyond the buffer amount of 15%, in addition to any accrued and unpaid contingent monthly coupon. Accordingly, investors may lose up to 85% of their entire initial investment in the securities. Investors will not participate in any appreciation of the S&P 500® Index. These long-dated securities are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of losing some or a substantial portion of their principal and the risk of receiving reduced contingent monthly coupon payments, or no contingent monthly coupon payments at all, if the S&P 500® Index remains below the barrier level for extended periods of time, and the risk of an early redemption of the securities at our discretion. The securities are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The securities are issued as part of MSFL’s Series A Global Medium-Term Notes program.

If we default on our obligations, you could lose some or a substantial portion of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, prospectus supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

http://www.sec.gov/Archives/edgar/data/895421/000095010319005741/dp106166_424b2-ps1932.htm

Terms continued from previous page:

Initial index value:	The index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final observation date
Coupon payment period:	Monthly. For each contingent coupon payment date, the coupon payment period will be the period from but excluding the pricing date (in the case of the first coupon payment period) or the prior coupon observation period end-date to and including the following coupon observation period end-date; provided that the final coupon payment period will end on (and include) the final observation date. See “ Coupon Observation Period End-Dates, Contingent Coupon Payment Dates and Redemption Dates” in the accompanying preliminary terms.
Final observation date:	May 28, 2024, subject to postponement as set forth under “Additional Information About the Securities – Postponement of the final observation date” in the accompanying preliminary terms.
Contingent coupon payment dates:	Monthly, as set forth under “Coupon Observation Period End-Dates, Contingent Coupon Payment Dates and Redemption Dates” in the accompanying preliminary terms . If any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent monthly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Index performance factor:	The final index value divided by the initial index value.
CUSIP / ISIN:	61769HAM7 / US61769HAM79
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities provide a minimum payment at maturity of only 15% of your principal.

•	You will receive reduced contingent monthly coupon payments, or no contingent monthly coupon payments at all, if the index closing value remains below the barrier level for extended periods of time.

•	The securities are subject to our redemption right.

•	Investors will not participate in any appreciation in the value of the underlying index.

•	If there are no accrual days in any coupon payment period, we will not pay any contingent monthly coupon on the securities for that coupon payment period and the market value of the securities may decrease significantly.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Not equivalent to investing in the underlying index.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 5-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples are for illustrative purposes only. Whether you receive a contingent monthly coupon will be determined based on the total number of index business days in each monthly coupon payment period on which the index closing value is greater than or equal to the barrier level. For illustrative purposes, the table below assumes that the coupon payment period contains 22 index business days. The actual contingent monthly coupons will depend on the actual number of index business days in each coupon payment period and the actual index closing value on each index business day in such coupon payment period. Any early redemption of the securities will be at our discretion. The actual initial index value and barrier level will be determined on the pricing date. All payments on the securities are subject to our credit risk. The numbers in the hypothetical examples may be rounded for ease of analysis. The below examples are based on the following terms:

Hypothetical Initial Index Value:	2,800
Hypothetical Barrier Level:	2,380, which is 85% of the hypothetical initial index value

Hypothetical Contingent Monthly Coupon Payable on the Securities: 5.20% per annum times N/ACT
N	Hypothetical Contingent Monthly Coupon
0	[(0/22) x (5.20% x $1,000)] / 12 = $0.000 per security
3	[(3/22) x (5.20% x $1,000)] / 12 = $0.591 per security
6	[(6/22) x (5.20% x $1,000)] / 12 = $1.182 per security
11	[(11/22) x (5.20% x $1,000)] / 12 = $2.167 per security
14	[(14/22) x (5.20% x $1,000)] / 12 = $2.758 per security
18	[(18/22) x (5.20% x $1,000)] / 12 = $3.545 per security
22	[(22/22) x (5.20% x $1,000)] / 12 = $4.333 per security

If the index closing value is less than the barrier level on any index business day, no contingent monthly coupon will accrue for that index business day. If the index closing value remains below the barrier level on each index business day in any coupon payment period, you will receive no contingent monthly coupon payment for that coupon payment period.

Optional Early Redemption:	The securities may be redeemed at our discretion on any monthly redemption date for a redemption payment equal to the stated principal amount plus any accrued and unpaid contingent monthly coupon otherwise due with respect to the related coupon payment period.

How to calculate the payment at maturity:

Payment at Maturity (if the securities have not been redeemed early at our option):

If the final index value is greater than or equal to the barrier level:

the stated principal amount and any accrued and unpaid contingent monthly coupon with respect to the final coupon payment period

If the final index value is less than the barrier level:

(i) $1,000 x (index performance factor + buffer amount) plus (ii) any accrued and unpaid contingent monthly coupon with respect to the final coupon payment period

The following examples assume that we do not exercise our right to redeem the securities prior to maturity.

Example 1— The securities are not redeemed prior to maturity. The final index value is 3,400, which is at or above the barrier level. In this scenario, you receive a payment at maturity per security equal to the stated principal amount, in addition to any accrued and unpaid contingent monthly coupon payment for the final coupon payment period. However, you do not participate in the appreciation in the value of the underlying index.

Example 2— The securities are not redeemed prior to maturity. The final index value is 2,700, which is at or above the barrier level. In this scenario, you receive a payment at maturity per security equal to the stated principal amount, in addition to any accrued and unpaid contingent monthly coupon payment for the final coupon payment period.

Example 3—The securities are not redeemed prior to maturity. The final index value is 1,120, which is below the barrier level. Therefore, in addition to any accrued and unpaid contingent monthly coupon payment, the payment at maturity per security would be calculated as $1,000 × [(1,120 / 2,800) + 15%] = $550.00, representing a significant loss on the initial investment.

If we do not redeem the securities prior to maturity and the final index value is less than the barrier level, you will lose some or a substantial portion of your investment in the securities.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through April 29, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

SPX Index Daily Index Closing Values January 1, 2014 to April 29, 2019